[LETTERHEAD]

October 23, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attn: Greg Belliston

Re:	Senesco Technologies, Inc.
Schedule 14A
Filed October 10, 2007
File No. 1-31326

Dear Mr. Greg Belliston:

This letter is submitted on behalf of Senesco Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated October 17, 2007 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Proposal One

1.                                      Please disclose YA Global Investments’ and Stanford Venture Capital Holdings’ potential ownership of the company after all securities anticipated by the agreements with these entities are issued. Provide this disclosure in the form of a percentage as well as the number of shares they could hold. Include this disclosure both in the discussion of Proposal 1 and in the “Notice of Special Meeting of Stockholders” page in the forepart of the document.

Thank you for your comment. We propose to add the following language:

“The following table summarizes (1) the number of shares of common stock that will be issued and outstanding upon full conversion of the convertible debentures at the fixed conversion price and full exercise of the warrants at the current applicable exercise price, (2) the number of shares each investor will be issued pursuant to the financing, and (3) the percentage of outstanding shares the investors’ shares represent after all securities anticipated by the financing are issued.

Investor	Total Number of Shares Outstanding Upon Conversion and Exercise (1)	Total Number of Shares Underlying Warrants and Convertible Debentures Issued to Investors(2)	Underlying Shares as a Percent of Outstanding Shares(3)
YA Global Investments, L.P.	42,468,137	11,105,555	26.2%

Stanford Venture Capital Holdings	42,468,137	13,888,888	32.7%

(1) This amount represents the sum of (a) the number of outstanding shares of common stock as of September 30, 2007 and (b) the total number of shares underlying the convertible debentures and warrants issued, and to be issued, as part of the financing, assuming full conversion at the fixed conversion price and full exercise at the current applicable exercise price held by the investors (does not include outstanding convertible securities not held by the investors), and excluding interest shares and other additional shares that may be issued pursuant to potential adjustments to the exercise and conversion prices.

(2) This amount represents the number of shares underlying the convertible debentures and warrants issued, and to be issued, in the financing, assuming full conversion at the fixed conversion price and full exercise at the current applicable exercise price. Pursuant to the terms of the convertible debentures, if the conversion is after the second anniversary of the signing date, or if we do not achieve certain milestones by January 31, 2008, the convertible debentures may convert into shares of our common stock at the market conversion price. This amount does not include interest shares or any shares that are issuable pursuant to potential adjustments to the conversion price and exercise price of these instruments. The convertible debentures accrue interest on their outstanding principal balances at an annual rate of 8%. If we were to pay such interest in interest shares, we would issue approximately 2,000,000 shares. The maximum number of shares which can be issued to YA Global Investments, L.P. is 30,500,000 and the maximum number of shares which can be issued to Stanford Venture Capital Holdings is 31,888,888.

(3) This represents the percentage of outstanding shares that the investors could potentially own after all securities anticipated by the financing are issued, excluding interest shares and other additional shares that may be issued pursuant to adjustments to the exercise and conversion prices.

The following table sets forth the beneficial ownership of the investors prior to the financing and after the financing.

	Beneficial Ownership of Investor Prior to Financing(1)		Beneficial Ownership of Shares After Financing(2)
Investor	Number	Percent	Number	Percent
YA Global Investments, L.P.	0	0%	11,105,555	26.2%

Stanford Venture Capital Holdings	2,470,535	14.1%	16,359,423	38.5%

(1) Ownership is based upon the number of outstanding shares of common stock as of September 30, 2007.

(2) Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of September 30, 2007 and (b) the total number of shares underlying the convertible debentures and warrants issued, and to be issued, in the financing, assuming full conversion at the fixed conversion price and full exercise at the current applicable exercise price, and excluding interest shares and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.”

See page 7 of the revised proxy enclosed herewith. We believe that this is the best location for this disclosure, and we respectfully request not to include this text in the Notice.

2.                                      We note the proceeds from the transactions covered by proposal 1 “will be used for research and development and working capital purposes.”  Please provide more detail by identifying the specific projects you plan to pursue and an approximate amount for each one. If you plan to use the proceeds to develop products, identify the products you plan to develop with the proceeds. For each product, you should state which clinical trials or other development activities you anticipate performing with the proceeds, and you should disclose an approximate amount of proceeds for each such project.

Thank you for your comment. We propose to add the following language:

“Senesco plans on using the proceeds from the financing to advance a certain cancer target with the goal of ultimately initiating a Phase I clinical trial, as well as other human health and agricultural research and general corporate purposes.  In connection with the potential clinical trial, Senesco has engaged a clinical research organization to assist Senesco through the process, and will be working towards completing a pre-clinical animal model of the disease and evaluating potential delivery systems for Senesco’s technology in the animal model, contracting for the supply of pharmaceutical grade materials to be used in toxicology and human studies and ultimately filing an investigational new drug application with the U.S. Food and Drug Administration for its review and consideration in order to initiate a clinical trial. At this stage, we have not determined the exact proportion of the proceeds from the financing to be used on each component or step of our research and development plan.”

See page 8 of the revised proxy enclosed herewith.

Proposal 3

3.                                      We note that “[a]s of the date of this proxy statement, [you] expect to issue additional equity pursuant to the private placement transaction described in Proposal 1 and potentially pursuant to the antidilution adjustment provisions and the milestone adjustment provision described in Proposal 2.”

•                                          Please state, in the discussion of Proposal 3, how many shares you may issue pursuant to these two potential uses of the shares.

•                                          Please discuss any other plans you currently have for the additional shares being authorized through Proposal 3, as well as the number of shares associated with each such plan.

•                                          It should be clear from your discussion how many shares you currently have authorized, outstanding, reserved for issuance, and available for issuance. It should also be clear, to the extent the company has determined, how many shares may be issued pursuant to plans the company currently has.

•                                          After discussing all plans you currently have to issue the additional securities, state that you have no other plans besides the ones that are described.

Thank you for your comment. We propose to add the following language to Proposal 2 for additional background information to give support to Proposal 3:

“Investor	Total Number of Shares Underlying Convertible Debentures(1)	Total Number of Shares Underlying Warrants(2)	Estimated Number of Interest Shares(3)	Maximum Number of Shares that may be Issued Pursuant to the Financing(4)
YA Global Investments, L.P.	5,555,555	5,550,000	1,000,000	30,500,000

Stanford Venture Capital Holdings	5,555,555	8,333,333	1,000,000	31,888,888

(1) This represents the number of shares issuable upon conversion of the convertible debentures at the fixed conversion price. Pursuant to the terms of the convertible debentures, if the conversion is after the second anniversary of the signing date, or if we do not achieve certain milestones by January 31, 2008, the convertible debentures may convert into shares of our common stock at the market conversion price. This amount does not include interest shares and other additional shares that may be issued pursuant to potential adjustments to the conversion price.

(2) This represents the number of shares issuable upon exercise of the warrants at the current applicable exercise price. This amount does not include additional shares that may be issued pursuant to potential adjustments to the exercise price.

(3) This represents the estimated amount of interest shares that may be issued upon conversion of the convertible debentures. The convertible debentures accrue interest on their outstanding principal balances at an annual rate of 8%. We have the option to pay interest in cash or, upon certain conditions, common stock. If we pay interest in common stock, the stock will be valued at a 10% discount to the average daily VWAP for the five day trading period prior to the interest payment date.

(4) This represents the maximum number of shares that may be issued to the investor if we fail to meet our milestones and/ or other adverse adjustments are made under the financing documents.”

See page 11 of the revised proxy enclosed herewith.

We propose to add the following language to Proposal 3:

“The following table sets forth the total number of: (1) authorized shares of our common stock, (2) outstanding shares of our common stock, (3) reserved shares of our common stock, (4) shares of our common stock available for issuance, (5) authorized shares of our common stock if Proposal 3 is approved, and (6) shares of our common stock that would be available for issuance if Proposal 3 is approved.

Authorized Shares (1)	Outstanding Shares (1)	Shares Reserved for Issuance (1)	Shares Available for Issuance (1)	Proposed Authorized Shares (2)	Shares Potentially Available for Issuance (3)
60,000,000	17,473,694	38,917,036	3,609,270	100,000,000	43,609,270

(1) As of September 30, 2007.

(2) The number of authorized shares of our common stock, if this Proposal 3 is approved by the stockholders.

(3) The number of shares of our common stock available for issuance, if this Proposal 3 is approved by the stockholders.

Senesco has no plans to issue the common stock authorized pursuant to Proposal 3 other than in connection with the financing.”

See page 14 of the revised proxy enclosed herewith.

*************

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment letter. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at 732-296-8400.

Sincerely,

/s/ Bruce C. Galton

Bruce C. Galton
President and Chief Executive Officer

cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP